File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                  .]

Monthly Sales Report - September 2004	3
Regulated Announcement for the month of September 2004	4~5
3Q’04 Investor Conference Presentation Materials & Quarterly Report	6~9
Signatures	10

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2004.

Sales volume (NT$: Thousand)

Time	Item	2004	2003	Changes	(%)
September	Invoice amount	2,096,614	1,949,997	+146,617	7.52%
September	Net Sales	2,066,613	1,820,546	+246,067	13.52%

Funds lent to other parties (NT$: Thousand)

	Bal. As of	Bal. As of
	September, 2004 end	August, 2004 end	Limit of lending
MXIC	0	0	17,821,184
MXIC’s subsidiaries	1,549,488	1,541,673	5,764,634

Endorsements and guarantees (NT$: Thousand)

	Limit of endorsement	September	Bal. As of period end
MXIC	17,821,184	-441,740	3,960,128
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	3,960,128
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

Financial derivatives transactions (NT$: Million)

4-1 Hedging purpose:

For assets / liabilities denominated in foreign currencies		For the position of floating rate liabilities
Underlying assets / liabilities	441	Underlying assets / liabilities	0
Financial instruments	2	Financial instruments	0
Realized profit (loss)	0	Realized profit (loss)	0

4-2 Trading purpose: None

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC; 3) outstanding units and shares of ADR; 4) outstanding amount of Convertible Bonds by MXIC for the month of September 2004.

The trading of directors, supervisors, executive officers and 10% shareholders:

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
		Executive	August 31,	September 31,
Title	Name	Officers)	2004	2004	Changes
Assistant Vice President	C.D.Lin	0	3,247,822	3,220,822	-27,000

     The pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders: None

Outstanding units and shares of ADR:

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares
August 31, 2004	on August 31, 2004	September 30, 2004	on September 30, 2004

2,148,215.3	31,482,153	2,184,715.3	21,847,153.0

Outstanding amount of Convertible Bonds:

	Conversion	Outstanding Amounts		Outstanding Amounts
Convertible Bonds	Price	on August 31, 2004		On September 30, 2004
0.5% Convertible Bonds Due 2007	NT$28.2329	US$	100,000	US$	100,000
0% Convertible Bonds Due 2008	NT$11.9584	US$	6,400,000	US$	6,400,000

MACRONIX INTERNATIONAL CO., LTD.
For the month of September 2004

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of September 2004.

The acquisition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/09/02	Jihsun Bond Fund	30,242,545.2100	13.2264	400,000,000
2004/09/02	HSBC NTD Money	41,627,845.7000	14.4023 ~ 14.4190	600,000,000
	Management Fund
2004/09/06	POLARIS DE-BAO FUND	37,251,245.2000	10.7314 ~ 10.7444	400,000,000

The disposition of assets:

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2004/09/22	HSBC NTD Money	27,741,174.8000	14.4294	400,288,508
	Management Fund
2004/09/23	Shinkong Chi-Shin Fund	28,813,160.2500	13.8874 ~ 13.9021	400,351,535
2004/09/23	POLARIS DE-BAO FUND	37,251,245.2000	10.7414 ~ 10.7518	400,324,115
2004/09/23	Jihsun Bond Fund	30,242,545.2100	13.2379	400,347,789

Macronix International Co., Ltd.
 16, Li-Hsin Road, Science Park, Hsin-Chu, Taiwan, R.O.C.
Tel: +886 3 578 6688 Fax: +886 3
563 2888

10/28/2004

MXIC Reports Third Quarter Financial Results

•	Posted net sales revenues of NT$6,485 million for the quarter, an increase of 32 percent year over year and declined by 3 percent sequentially.

•	Consecutively generated positive gross profit, gross profit of NT$1,460 million, gross margin improved to 23 percent, up 4 percent compared to the previous quarter.

•	Consecutively generated positive operating income, operating Income of NT$245 million, up 29 percent compared to the previous quarter.

•	Net income increased to NT$491 million, EPS of NT$0.10

•	Capacity utilization rate reached 103 percent.

Hsin-Chu, Taiwan, R.O.C. — Macronix International (NASDAQ: MXICY, TSEC: 2337) today reported unaudited financial results of the third quarter end on September 30, 2004. The Company reported its operating income of NT$245 million and net income of NT$491 million for the quarter, representing EPS of NT$0.10, posting net sales revenue of NT$6,485 million for the quarter, an increase of 32 percent year over year.

Net Sales Revenue and Net Income

The Company recorded the third quarter revenues of NT$6,485 million, with an increase of 32 percent from the NT$4,904 million in the third quarter of 2003 and declined 3 percent sequentially from NT$6,702 million in last quarter. The decline was caused by lower than expected Flash sales due to end customers inventory digestion in digital consumer application and unfavorable price trend. The net income of NT$491 million compared to a net income of NT$509 million in the last quarter and a net loss of NT$(1,194) million in the third quarter of 2003. The net income was contributed by consecutively positive operating income of NT$245 million and net non-operating income of NT$246 million. The net non-operating income was contributed by positive net reversal of inventory loss provision NT$189 million and the investment income of NT$114 million, which was partially offset by interest expense of NT$(87) million

The EPS was NT$0.10, compared to NT$0.11 in the second quarter of 2004 and NT$(0.29) in the third quarter of 2003.

Gross Margin and Operating Income

Gross margin for the quarter was 23 percent compared to 19 percent for the second quarter of 2004, compared to negative 16 percent in the third quarter of 2003. Gross profit for the quarter was NT$1,460 million, a consecutive fourth quarter of positive gross profit. Despite of the unfavorable price trend for Flash product, the technology migration efforts continue to improve the cost structure and offset the pricing pressure. Mask ROM continue to generate healthy gross margin, as a result, the product mix variance of gross profit for the quarter improved by NT$278 million and higher capacity utilization rate also contributed capacity loss variance of NT$265 million compared to previous quarter. While the price variance of gross profit offset by NT$(388) million.

Operating expenses for the quarter were NT$1,216 million, slightly increased by NT$100 million sequentially, and slightly increased by NT$102 million compared to the same period of 2003. The increase was primarily due to continuous efforts on advanced R&D activities. Operating income was NT$245 million for the quarter, an increase of 29% compared to operating income of NT$189 million in the second quarter of 2004 and great improvement compared to operating loss of NT$(1,902) million in the third quarter of 2003.

A.	Mask ROM moved into strong seasonal pattern and accounted for 39% of Net Sales Revenue

     Mask ROM accounted for 39 percent of net sales revenue, increased 24 percent sequentially, due to the seasonal momentum and up 1 percent year over year. Sales in Flash products accounted for 44% of net sales revenue, representing a 23 percent decrease sequentially, but up 81 percent year over year. Due to the end customers’ inventory digestion, the unit shipment of Flash was flat compared to last quarter, but up 67 percent year over year. The Average Selling Price of lower density Flash products was declined and faced the competitive pricing pressure. The Flash 8” wafer start completely migrated to the advanced process technology 0.15 um floating gate and 0.25 um NBitTM in this quarter. Sales in SLC products accounted for 8 percent of net sales revenue, slightly decreased by 2 percent sequentially, but up 164 percent year over year. Sales in SMS products accounted for 7 percent of net sales revenue, increased by 34 percent sequentially, but slightly decreased by 5 percent compared to the same period of 2003.

0.25 um NBitTM, 0.15 um & 0.18 um Advanced Process Technology Accounted for 53% of Net Sales Revenue and Capacity Utilization Rate Reached 103%

Advanced process technology products (0.25 um NBitTM , 0.15 um & 0.18 um) collectively accounted for 53 percent of revenue for the third quarter of 2004. Capacity utilization rate reached 103 percent for third quarter of 2004, due to strong seasonal demands in Mask ROM products, Sales to Japan region experienced a healthy double-digit growth rate sequentially.

Liquidity and Financial Highlights

As of September 30, 2004, The Company had NT$8.46 billion in cash and cash equivalents. The cash position would add up to NT$10.07 billion including the restricted deposits. The financial strength remained sound while the net inventory level slightly increased by NT$0.2 billion to NT$4.8 billion compared to June 30, 2004, maintained at healthy level. The total liability decreased to NT$18.52 billion, a decrease of NT$1.95 billion, compared to NT$20.46 billion as the end of June 2004. Owner’s Equity was NT$35.52 billion. Capital expenditure for the quarter was NT$1.11 billion. Depreciation and amortization expenses were NT$1.79 billion for the quarter, slightly decreased by NT$171 million compared to last quarter. Cash flow from operation remained healthy while the Company generated NT$2.36 billion in cash from operation, an increase of NT$1.14 billion from second quarter 2004.

     The following tables summarized MXIC’s financial highlights:

UNIT: NT$M: except EPS

				QoQ	YoY
	2004/Q3	2004/Q2	2003/Q3	Change	Change
Net Sales Revenue	6,485	6,702	4,904	(3%)	32%
Gross Profit (Loss)	1,460	1,306	(788)	12%	-
Gross Margin%	23%	19%	(16%)	—	-
Operating Expenses	(1,216)	(1,116)	(1,114)	9%	9%
Operating Income (Loss)	245	189	(1,902)	29%	-
Net Non-Operating Income (Loss)	246	313	708	(21%)	(65%)
Income (Loss) Before Tax	491	503	(1,194)	(2%)	-
Income Taxes	0	0	0	—	-
Net Income (Loss)	491	503	(1,194)	(2%)	-

EPS(NT$)*	0.10	0.11	(0.29)

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, “forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “ Risk Factors” in the Company’s 2003 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 29, 2004. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Macronix International Co., Ltd.

Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,589 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s CEO, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.

For more information, please visit the Company’s website at www.macronix.com.

Contacts:

Patrick Tang Macronix International Co., Ltd. Public Relations +0930 111 183 patricktang@mxic.com.tw	Jonathan Lee Macronix International Co., Ltd. Finance Center +03 578 6688 ext.76630 jonathanlee@mxic.com.tw

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: October 28, 2004	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center